Form N-SAR

Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Janus Balanced Fund
2-34393, 811-1879

Effective May 24, 2010, the following replaces the first sentence of the first paragraph under Janus Balanced Fund's (the "Fund") "Principal Investment Strategies" section of the Prospectus:

Principal Investment Strategies
The Fund pursues its investment objective by normally investing 35-65% of its assets in equity securities and the remaining investments in fixed-income securities and cash equivalents.

This revision is not expected to result in a material change to the way the Fund is currently managed. The Fund will continue to seek an investment objective of long-term capital growth, consistent with preservation of capital and balanced by current income.

Investors in the Fund should consider this information in making a long-term investment decision.